VeriTeQ Corporation 220 Congress Park Drive, Suite 200, Delray Beach, Florida 33445; www.veriteqcorp.com

Michael E. Krawitz (561) 846-7004 mkrawitz@veriteqcorp.com

July 16, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Justin Kisner and Ms. Emily Drazan

Re:	VeriTeQ Corporation (“VeriTeQ”) Preliminary Information Statement on Schedule 14C (“Schedule 14C”) Filed July 3, 2014 File No. 000-26026

Dear Mr. Kisner and Ms. Drazan:

We hereby respond to the Staff's comment letter, dated July 11, 2014. VeriTeQ’s response to the comment is set forth below.

General

1.     It appears that the increase in authorized common stock shares may be necessary to complete recent financing obligations pursuant to Rights to Shares Agreements, dated June 18, 2014 and June 24, 2014. Therefore, please revise your preliminary proxy statement to provide the disclosure required by Schedule 14A regarding the transaction, such as Items 11, 13 and 14. See Item 1 of Schedule 14C and Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.

Response to Comment 1

Note A to Schedule 14C reads as follows;

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.”

We have reviewed the disclosure required by Items 11, 13 and 14 and based on this review we have revised our disclosure under Item 11 to disclose the terms of the May 30, 2014 financing, which triggered the reset provisions under existing promissory notes and warrants. We believe we have adequately described the terms of the Rights to Shares Agreement. We also enhanced our description of VeriTeQ’s common stock and verified that each relevant characteristic of common stock outlined in Reg.SK Item 202 and Item 11 has been disclosed.

We concluded that the information in Items 13 and 14 is not required to be disclosed in this 14C as a result of the following:

•

Instruction No. 1 to Item 13 states, “Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value” (emphasis added). Since VeriTeQ has no current plans to use the common stock being authorized to effect an exchange, merger, consolidation, acquisition or similar transaction and it has no current plans to issue any of its preferred stock, we concluded that the financial information required by Item 13 was not required; and

•	Since Item 14 relates to mergers, consolidations, acquisitions and similar matters, we concluded that this item was not applicable to VeriTeQ’s Schedule 14C.

In conclusion, we amended the Schedule 14C to provide the terms of the May 30, 2014 financing, which triggered the reset provisions of existing promissory notes and warrants and thereby caused the need for a portion of the increase in authorized shares of VeriTeQ common stock. We also enhanced our description of VeriTeQ’s common stock and verified that each relevant characteristic of common stock outlined in Reg.SK Item 202 and Item 11 has been disclosed.

VeriTeQ acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to your concerns regarding the Schedule 14C.

Please direct any questions or comments regarding this letter or the Schedule 14C to me at 561-846-7004.

Very truly yours,

VERITEQ CORPORATION

/s/ Michael E. Krawitz
Michael E. Krawitz
Chief Legal and Financial Officer

cc: Scott R. Silverman